Nicolette
253 followers
2w •

Our #NICU product NicoBoard now provides education tools for over 700 diagnoses!

Read the story here: https://lnkd.in/gfS-Ss8a

Participate in our equity #crowdinvesting campaign here: wefunder.com/nicolette



NicoBoard Now Provides Education for Over 700 Diagnoses

wefunder.com • 1 min read

Posted by **Phil Martie** • 8/12/2021 • Notify employees •••

Nicolette
253 followers
1mo • Edited •

Just wrapped up the first week of our crowdfunding campaign, led by Backstage Capital!

Link to more info: wefunder.com/nicolette

Check out our latest update here:
https://lnkd.in/gcs-Dz-B



Parent Survey Data – CHOC
1
Does NicoBoard help you have more input or say in your child's care?
2
Does NicoBoard help keep you better informed regarding changes in your child's condition?
3
Does NicoBoard help you receive more consistent information during your child's NICU stay?
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
94%
100%
88%
More Input / Say
Better Informed About Changes
More Consistent Info
% Yes

NicoBoard used by over 400 Families

Get more engagement by sponsoring your post. Boost

Posted by **Phil Martie** • 8/20/2021 • Notify employees •••

Nicolette
253 followers
3w •

We just hit the 100 investor mark in our equity crowdfunding campaign, led by **Backstage Capital**!

View the offering here: **wefunder.com/nicolette**

See an update video from CEO **Phil Martie** here:
https://lnkd.in/gMVrzE79



Nicolette
253 followers
1mo •

Today we opened an equity crowdfunding campaign. Now anyone can invest directly in Nicolette's mission of empowering patients, starting with the #NICU.

Learn more here: wefunder.com/nicolette

Invest in Nicolette: We build success tools for patients and their caregivers. | Wefunder

wefunder.com • 1 min read

10

Equity Crowdfunding Campaign | Nicolette

Phil Martie <phil@nicolette.com>
to tjoppelt, bcc: 3409716

SAVE Wed, Jul 14, 11:35 AM

Opens: 1 | Logged to | tjoppelt@gmail.com | Edit

Hi Terri!

It's been a while. I can hard hardly believe it's been 5 years since our Canon/Stroock days.

Not sure if you recall, but I left Canon to start a company called Nicolette that helps NICU parents be more active caregivers for their baby. We launched for the first time at CHOC Children's Hospital a few months ago and the results have been very strong. We're now doing a crowdfunding campaign to fuel growth and expand the product.

Would you be up for participating? It's a $100 minimum.

Here is the link to the offering: wefunder.com/nicolette

Please feel free to share as well! Thanks a ton.

--

Phil Martie
CEO
Nicolette, Inc.

562.922.9178 | phil@nicolette.com | @philmartie
www.nicolette.com

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